United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Table of Contents:

Press Release	3
Signature Page	5

X

Vale informs on Stability Condition Declarations

Rio de Janeiro, October 1st, 2019 — Vale S.A. (“Vale”) informs that 82 positive Stability Condition Declarations (“DCE”) of its operational structures in Brazil were issued.

Three structures improved their stability conditions and, thus, obtained positive DCEs in the second semester, after negative evaluation in March: Dam 5 of Águas Claras Mine, Taquaras Dam of Mar Azul Mine, both in Nova Lima (MG), and Pondes de Rejeitos Dam of the Igarapé Bahia unit (PA).

The upstream deactivated dams, whose Self-Rescue Zones (ZAS) had already been evacuated for having emergency levels 2 and 3 of the Mining Dams Emergency Action Plan (PAEBM), remain with negative DCEs. They are: Sul Superior dam of Gongo Soco Mine; B3/B4 dam of Mar Azul Mine; and Forquilha I, Forquilha II, Forquilha III and Group dams of Fábrica Complex. In addition to keeping reservoirs dry and minimizing water supply to these structures, initiating the process of de-characterization, Vale is also carrying out containment works downstream of the dams, reinforcing the safety measures for the population, animals and the environment.

Vargem Grande dam, of the Vargem Grande Complex, which is also deactivated and was built by the upstream method, maintained its negative DCE. However, due to the lowering of the reservoir water level and the re-evaluation of the instrumentation by the external auditors, the dam had its PAEBM emergency level reduced from 2 to 1 in June.

In addition to these, other structures, with complementary studies and works already underway, kept their negative DCEs: Sul Inferior dam of Gongo Soco Mine; Dike B and Capitão do Mato Dam of Capitão do Mato Mine; Marés II Dam of Fábrica Complex; Campo Grande Dam of Alegria Mine; Maravilhas II Dam of Vargem Grande Complex; Doutor Dam of Timbopeba Mine; Pontal system of Itabira Complex; Dam VI of  Córrego do Feijão Mine and; Captação de Água Dam of Igarapé Bahia Unit. Such structures remain closed, with PAEBM emergency level 1, without the need to evacuate the ZAS.

Capim Branco sediment dam of the Paraopeba Complex, received negative DCE this semester due to the re-evaluation of the information related to this structure. The emergency level 1 of this dam will be triggered without the need for ZAS evacuation.

Given the Resolution 13 of the National Mining Agency (ANM), published in August this year, and the new parameters established, Vale is working with its technicians and specialists in complementary analysis and in planning new measures to increase safety factors in order to ensure the stability of its structures. Additionally, Vale continues to conduct regular field inspections and continuously monitor its dams and dikes. Negative DCEs from the above-mentioned structures do not change the forecasted sales volumes of iron ore and pellets between 307 and 332 Mt in 2019, with sales expected to be around the center of the range.

Vale reiterates that its priority is with the safety of all its structures and, consequently, of the population and workers downstream of its operations.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 01, 2019		Director of Investor Relations